FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

The following is the transcript of The Absolute Return Podcast interview of Michel Brousset, Founder and Chief Executive Officer of Waldencast Acquisition Corp., dated May 24, 2022:

Welcome investors to The Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies, your hosts, Julian Klymochko, and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate because performance matters. Find out more at accelerateshares.com.

Julian Klymochko: Welcome podcast listeners to The Absolute Return Podcast. I am your host Julian Klymochko. I’m joined by my cohost Mike Kesslering, and on today’s show, we chat about beauty industry investing with Waldencast CEO, Michel Brousset. Waldencast is building a global best in class beauty and wellness operating platform by creating, nurturing and scaling conscious, purpose-driven brands. On the show, Michel discuss key investment characteristics of the beauty industry including its recession-resistant nature, their thesis behind the acquisitions of Milk Makeup and Obagi, the importance of ESG considerations for beauty brand consumers, how social media and eCommerce transform the industry and more. So with no further ado, here’s our podcast on beauty industry investing with Waldencast CEO Michel Brousset.

Julian Klymochko: So, we have Michel from Waldencast on the show today, we’re going to chat about an industry I don’t know much about, that’s beauty, cosmetics, wellness, but we’re going to get into the details. And I know I’m going to come out an expert with Waldencast CEO on the show today, all the way from New York, Michel. Welcome. How are you today?

Michel Brousset: I’m doing great, Julian. Thank you. Thank you for having me. Hi, Michael, how are you?

Julian Klymochko: Yeah, really excited to get into things today. So going through your background, spent your career in the consumer products industry, and you have a focus on beauty, cosmetics, wellness. Can you talk about your career history, some of the giants in the industry? How did that go and what attracted you, no pun intended, to the beauty and cosmetics industry.

Michel Brousset: No, indeed. I founded Waldencast with my partner co-founder Hind Sebti about three years ago, in my case, 25-year career in big marque companies. Before Waldencast, I was group president of L’Oréal Consumer Products division in North America, the largest business of L’Oréal worldwide. I was also CEO of L’Oréal in the UK, I was in Peru as well, where I’m from originally, I was with Procter & Gamble and different countries. So, kind of a career running and operating consumer brands. And I think I frankly stumbled upon beauty. I wasn’t looking on beauty per se. The early part of my career was not in beauty at all. I discovered beauty a bit by just changing for career and assignments and frankly, it’s an industry that I fell in love with and it’s an industry that is, not only my passion, but is fascinating.

And you open the show saying, it’s an industry you don’t know much about, but in reality, beauty for me, a lot of things on human activity, you know, imagine a world without beauty, we are rather grayish, dullish, awful world and beauty as an industry is an industry that combines a number of dynamics that are really interesting. On the first hand, as I said, is profoundly humans, as much functional as it’s emotional. It is a business that rewards and it is about people’s self-esteem and self-worth and self-confidence and ability to have self-expression and ability in a sense of present ourselves to the world in a way where we are. And that’s kind of the more human and interesting aspects of the business, but also importantly, from a business standpoint, beauty is the most beautiful of businesses. It has incredibly attractive margins, it’s structurally profitable, it’s resilient to recessions and crisis. And it’s a high growth, consumer growth, is a kind of high growth industry. It is also relatively unconsolidated. If you take the five largest beauty players in the world, they account for only thirty-two percent market share, which is quite small, relatives to other consumer growth. It really is based on a consumer dynamic, which is, this is an industry that is not a winner take all market. This is an industry that a consumers have insatiable appetite for always wanting a new product or is covering a new trend or a new makeup look, or a new skincare procedure. I ask a lot of people to illustrate this point you know, if they have a wife or a partner or a girlfriend, or even themselves, I say, how many shampoo bottles are in their shower? Or how many mascara someone has in their purse? or how many skincare cream you have?

So, there’s always a demand for new products and from a brand standpoint there’s always the opportunity to create a new brand to connect with consumers (inaudible). So, it’s an incredible industry. And it’s an industry that is based on expertise where expertise matters, is a bit more difficult to transition from other consumer goods categories into beauty because of this dynamic of have a sensitivity to industries and sensitivity to trends, sensitivity to emotion and function and a very high visual orientation. So, it’s an amazing industry. And once you’re in it, is very difficult not to love it.

Julian Klymochko: So, speaking of the business opportunity, you mentioned working for L’Oréal. One of the industry giants, but there’s a lot of opportunities in the industry. It’s not very consolidated, there’s a lot of players and a lot of new players. Now you left one of the largest companies to establish Waldencast. Describe the platform as a global best in class beauty and wellness operating platform. What are you looking to accomplish with Waldencast?

Michel Brousset: Yeah, I mean, our ambition is, on one hand simple, on the other hand, very lofty, which is, we want over time, over the years, establish the global best in class beauty and wellness company in the world. And that sounds like an incredible big, hairy ginormous goal when we are just starting, but you have to start with a big ambitious goal like that. Now there are incredible companies in the industry, of course, like L’Oréal, like Estée Lauder, like Coty, many incredible the industry, and we’re just starting. But what we’re trying to do is relatively simple, is create a house of brands for these new, modern, conscious, high growth, purpose driven brands that are emerging. These independent brands are emerging, putting them under a house of brands and creating, through creating brands, as well as acquiring brands, creating a beauty house of brands that has the scale of a multi-brand platform with all the benefits of being a multi-brand platform, (inaudible) portfolio against different categories with the operational expertise of managing global brands and scale, but that results in the attractive industry profitability of beauty, but with significantly higher growth. And we will do that by creating these houses of brands, in a way that is very asset light, efficient, and respecting the beauty, DNA and spirit of each of individual brands.

Michael Kesslering: And can you talk about some of the brands that you’ve already helped build with Waldencast at least to start out with?

Michel Brousset: Yeah, of course. Well, we’re just starting. I mean, the announcement of acquisition was announcing in November. We haven’t closed yet, but we are starting this platform in the best way possible. We have two incredible brands in Obagi and Milk. Each one of them leaders in their own field. So specifically, if we take Obagi as an example, I would say it is the crown jewel of the physician-dispensed dermo-cosmetic market. And it’s a crown jewel, I say many times, not because I say it, but because the people that matter, which are physicians and practitioners say it, is a brand that is perceived by them as number one, in terms of products, innovation, quality, et cetera. And this is rewarded by incredible customer loyalty and a dynamic and a business dynamic that is very profitable, very sticky, very attractive. Milk on the other side is one of the leading clean makeup brands, is a number two clean makeup brand.

Sephora is a much younger brand with high growth opportunity, smack in the middle of everything that is hot, everything that is coming up in the new generation of consumers. So, we have in these two brands, incredible brands in themselves, which by the way, both of them happen to play in the most attractive segments of their individual categories, Obagi in physician-dispensed skincare, which is the fastest growing, most attractive structurally attractive part of skincare. And in the case of Milk Makeup, within clean makeup, which is a much faster growing part of makeup. So, it is a great place to start, with two incredible brands. Obagi happens to bring with it as a much larger brand than Milk, but also has a lot of kind of anchor capabilities that would allow us to build from that, whether it’s, you know, in finance, in accounting and supply chain, etc. So, it’s the start of the platform, and then the next steps will be both creating brands internally, as well as continue to acquire new brands.

Julian Klymochko: So just to clarify for our listeners, the Waldencast platform is starting with Waldencast Acquisition, which is a special purpose acquisition company. You recently announced a three-way merger with Milk Makeup, which you described and Obagi. Aside from, you know, the attractive microeconomics of these two specific businesses, can you tell us what attracted you to them from a more macro perspective? Like you mentioned a couple things that I notice. Attractive margins, asset light efficient, and they’re growing at above market rates. Is it because they’re pursuing new segments that perhaps aren’t as competitive and don’t necessarily have those industry heavyweights already established?

Michel Brousset: No, I wouldn’t say people are less competitive. In fact, there’s many quote-unquote industry heavyweights in those segments. I think it’s more related to their unique brand position and their authentic connection with consumers. So, let’s take Obagi as an example. As I mentioned, the most interesting attractive segment, I mean, skincare is a huge market. Within skincare, premium skincare is growing faster. And the reason why premium skincare is growing faster is because of very simply premiumization. Consumers moving from lower price products to higher performance, more premium products. Now within premium skincare, you take the segment of physician-dispensed dermo-cosmetic, and that is grow even faster. And it’s a consequence of, as I said, premiumization driven by what we call skin intellectual consumers that are highly involved in trying to understand ingredients, performance, et cetera. And there’s an increase in demand for these higher performing products. So, brands like Obagi that are built fundamentally on science, fundamentally in performance benefit disproportionally from this business, this is a business again, its physician dispensed, dermo-cosmetic market that benefits from that technology and performances. An example of why these brands are interesting and attractive to us.

Julian Klymochko: Now, one thread that I want to get into the details on, as you mentioned, the recession-resistant nature of this industry, which is obviously attractive for investors, if that is the case. Now, I guess it’s easy to understand, you know, recession hits, people are going to cut travel. They’re going to, you know, not do that renovation, but I assume that, you know, beauty cosmetics, they still want to look good. So that’s the last thing to cut, but can you get into more of the details and perhaps some of the numbers looking at the last one or two recessions, how did things hold up?

Michel Brousset: Yeah, I think what is, I like normally to take a longer view at an industry and particularly if you take beauty, take a very long view, kind of over the decades. What you see is, beauty, you know, consistently growing over time, dictated depending on the region, but let’s say at a global level, probably around somewhere between three six percent, as a global beauty category in terms of growth, there are always moments of recession, 2008, 2009, after September 11, now, obviously with COVID and then individual categories can be affected up or down based on what is happening. But there’s always kind of that rebound that happens immediately after. Let’s take an example, a very specific example of makeup. Makeup before COVID was slowing down. And at the same time, skincare was growing quite substantially at the same time. And that is a consequence, there’s kind of these cycles that the industry goes through, the category goes through, in which, you know, sometimes when skin care is up, makeup is down and vice versa and what was happening right before COVID, it was after many years of booming years in makeup through this trend towards, you know, highly elaborate makeup looks, popularized by, you know, some of the reality stars and Instagram, et cetera, et cetera. It was starting to decline. Consumers were just trying to trend towards a more natural look. So, skincare was starting to slow down and obviously with COVID as a perfect example of when in these crises or recessions, people not going out, not going to work, using masks, et cetera, slow down the use of makeup. Now, what is happening now after COVID and that was one of the reasons we kept (inaudible) very large and attractive category is, the rebound of makeup. And some these large competitors are calling what is going to be the roaring twenties of makeup, and we’re seeing it. Today, makeup in the most recent period of COVID is the fastest growing category in selective beauty. And that is why, because consumers are going back, going out to the movies and seeing friends and going back to work and there’s less mask. So, everybody is back into wearing makeup and also in a celebratory way as you are, you know, starting to see friends and going out again, et cetera. So, it tends to be a business that even in very significant, you know, life transforming crisis, like COVID, you come back and there’s this constant hunger of people for, as you said, at the beginning of the interview of feeling good and looking good and socializing and have self-expression and all the things that come with the beauty industry.

Julian Klymochko: Now, one detail about this transaction that really sticks out to me, this business combination with Milk Makeup and Obagi that you structured, aside from it being a three-way deal, which is more complex than average. One key aspect is the committed capital to it specifically $333 million in ford purchase agreements and $105 million PIPE financing, which in an era, especially the environment right now, SPACs are experiencing relatively high redemption, so, to have that committed financing, like how important is that to this business combination and the go forward success of the pro forma entity?

Michel Brousset: No, I think you’re right Julian. I think it’s crucial. We think we’re a little bit different than a SPAC. We’re not what I would call a typical kind of SPAC promoter that is putting together a SPAC transaction and looking to benefit from that through a promote, of course, there’s that element of the transaction, but what was more important. What we set out to do is to build the next great beauty and wellness company, and we stumbled upon the SPAC vehicle as an efficient way of raising capital, but at the same time, having after that, the public currency because of, to be able to do subsequent acquisitions, that’s the reason we did a SPAC. But the reality is at the same time that we are not the typical SPAC promoters, we also have committed a substantial amount of our own capital in the case of the founders, we have two FPAs, two forward purchase agreements.

One is what we call the founders FPA, which is $160 million of committed capital. The founders buy ourselves into this, plus $173 million of what we call friends and family. They’re not really family, friends. That are investors that are close to us, that want to be part of this of this long-term journey of building this company. In addition to that, we have $105 million of PIPE, which is unstructured (inaudible) straight (inaudible) $10 a share, of again, people that want to be a significant part of this journey, over time to build this great company. It fundamentally changes dynamic. It makes us fundamentally different, I would say, than a traditional SPAC, because what we’re trying to do again is not to do a transaction. It is not just let’s just do a transaction at whatever costs or whatever, because we’re risking our own money into a future. And more important in my case, it’s not just money. I will run the company I’m putting together. I run the company for the next 5, 10, 20 years, or as long as I can run the company, is investing the time and for all of us the time and the effort of putting our lives to this endeavor. And so, it makes it very different. So, and frankly, that’s what made us, I think, attractive to Obagi and Milk as well as other targets that we had the opportunity to interact with that were interested in being part of this platform, is that committed capital and the fact that our skin in the game is real.

Julian Klymochko: Yeah, it makes a lot of sense in one dynamic that we see in nearly every single industry. And I’m sure yours is no different is the emergence and importance of ESG considerations. Now, how big of a role does that play for beauty brand consumers?

Michel Brousset: Critical. I mean, it’s absolutely critical. Three years ago, when our partner Hind and I started Waldencast I mean, we’re both working for incredible companies like L’Oréal, were already very strong in ESG et cetera. But what we wanted to do is create a company that was not only incredible as a business, but that played hopefully a small role into making the industry or helped make the industry a little bit better. More responsible, more inclusive, more sustainable, and the choice of Obagi and Milk is not by accident. These are brands that have some of these characteristics embedded profoundly in their DNA, whether it’s Milk Makeup, with a profound commitment to inclusivity and self-expression and the acceptance of every celebration of everybody. So, it is very much embedded into it, of course, like every company, neither of these companies, nor Waldencast will ever be perfect in this, because it’s a constant endeavor at being, always better when it comes to sustainability, responsibility, inclusivity, but that is a very important part of our commitment, our DNA. That’s one of the reasons we started this company, we build this company.

Julian Klymochko: And another, what seems like a big sea change in the industry over the past 10 years comes down to social media, Instagram, TikTok, influencers. And, you know, you’re seeing a lot of them kind of create their own brands or team up with other brands. How important, or how much has social media and eCommerce transformed the industry and how are you guys capitalizing on that?

Michel Brousset: Oh, at the very beginning, the heart of potentially how the opportunity came about, you know, if you think about this industry, maybe let’s say 10 years ago. The traditional sources of competitive advantage of the big incumbent firms, where, if I were to simplify three or four, you know, first, you know, if you were a newcomer, and wanted to launch a new beauty brand. You had to have very deep pockets to have a TV campaign, a print campaign, (inaudible) campaign. Of course, all of that has changed with digital and social media and influencers slash creators in which allows you as a small brand in a very modular way launch and start creating a following and building your business. Then eCommerce is of course, the other transformation. In the old days, if you wanted to launch a brand, you had to physically move a brand out of its location.

You had to physically break into shelf space, into retail. And that was something very costly, very difficult. Today with $75 on a Shopify site, you can be in business and start again, creating a following, and that, proving your concept, proving your worth and eventually entering into brick and mortar. And then lastly was a little bit around, you know, quite an important part around asset light and asset light efficiency that we can talk about. But to answer your question more specifically, kind of influencers, social media, eCom has been transformative and accelerated these business, for instance, just a few years ago, the acceleration of makeup, boom of makeup, was fundamentally fueled by user generated content on makeup looks and different ways of using makeup and express and suddenly consumers loved and wanted to participate. In fact, it’s critical to image and in a sense, level the playing field between big companies with big television and print budgets versus, you know, smaller companies that are able to connect with consumers in authentic, meaningful ways.

Michael Kesslering: As you’re building Waldencast, you’ll constantly be running into founders of brands that are looking to bring their brand from a small scale to more of a larger scale. And when you talk about scaling a brand such as this, and you have experience in this with large CPG companies, what’s an aspect that’s most overlooked by new founders for getting to scale? Is it logistics? Is it supply chain? What is it exactly?

Michel Brousset: Well, it’s a great observation. I think beauty, and this is a topic I studied quite a bit before starting Waldencast, which is also the core of the thesis of what we are trying to do, which is, there is literally thousands of beauty brands, thousands of beauty brands, the vast majority of them don’t scale anywhere beyond a million, a couple million, three million, four million. There’s a few that get to ten or twenty. And there’s only very, very few that break through, call it, fifty to a hundred but there’s very, very few that break pass beyond $150 to $300 million. In fact, I’d be hard pressed to call, you know, that many that are beyond that. And I study why that was quite in depth. And it is at that level, called it somewhere between $150 to $350 million, more or less in that range where the incremental, the marginal, the marginal cost to generate marginal revenue becomes more complicated when you’re a single brand.

That is where you need starting into the Omni channel. That’s when you need to be, you know, multi-geography, multi-country, that’s where you need to have a very robust supply chain that is able to manage international and globally a much more complex business. That’s where you need to be able to manage on a matrix way. Like for instance, who’s in charge of China? The guy sitting in China, or the guy in product sitting in the U.S.? And that complexity becomes, becomes more and more difficult to manage for a single brand. And that is where a house of brands with the expertise and people that can manage to scale. And the scale of that expertise allows you to get to a next level, that’s why the big beauty companies, and I would argue the best beauty companies are those that are pure players in beauty. They are brand-based companies.

Julian Klymochko: Now, Michel, prior to letting you go, I was wondering if you could just give us a quick summary for investors from two perspectives. So, number one, the macro case for investing in the industry, and then number two, the micro case for investing in Waldencast, specifically Milk Makeup, Obagi and the proforma entity?

Michel Brousset: Yeah, of course. I mean, beauty of it, beauty is the most beautiful business. It’s a structurally attractive, intensive high growth. It is it is resilient. It has incredible margins, with margins in the high sixties, low seventy, gross margins, a structural P&L that is very interesting and resilient with tremendous growth opportunity, not just as individual brands, if you see globally, (inaudible), just places like China and India and Indonesia and Brazil that are all places where kind of the emerging middle class and their ability to consume beauty in the desire to consume beauty is enormous. In the specific case of Waldencast, our proposition is very simple. We’re putting a house of brands with the asset light efficiency and responsiveness of these independent brands by maintaining these brands in the front and independent supported by the operational scale and the expertise of management teams that know how to manage that scale in a global level. And that result very simply into a proposition that has a profitability margin in line with best-in-class beauty players today, not in the future, not tomorrow, today, best in class profitability with significantly higher growth. And that’s a simple proposition. It is, an incredible category, high growth, very structured attractive, and a company that is highly profitable from day one and has high growth opportunity.

Julian Klymochko: Well, there you have it. Waldencast trading under the ticker symbol WALD combining with Milk Makeup and Obagi. Michel, thank you for coming on the show, making us experts in the beauty industry, and giving us the highlights on why investors should be keen on the industry and also Waldencast. So, wishing you the best of luck in your future endeavors.

Michel Brousset: Thank you, Julian. Thank you, Michael. Really appreciate you having me.

Julian Klymochko: All Right. Thanks care. Bye.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at accelerateshares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi Global Holdings Limited (“Obagi”) and Waldencast and Milk Makeup LLC (“Milk Makeup”) and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transactions, Waldencast filed a registration statement on Form F-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form F-4 filed with the SEC on March 4, 2022, Amendment No. 2 to the registration statement on Form F-4 filed with the SEC on March 18, 2022, Amendment No. 3 to the registration statement on Form F-4 filed with the SEC on April 27, 2022, and Amendment No. 4 to the registration statement on Form F-4 filed with the SEC on May 13, 2022, which includes a document that serves as a prospectus and proxy statement of Waldencast (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements investments (as such terms are defined in the registration statement on Form F-4 discussed above), (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Equity Purchase Agreement (as such terms are defined in the registration statement on Form F-4 discussed above), (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.